Exhibit 3

    EXPORTS GROW 69.6% IN THE QUARTER, ASSURING PERDIGAO'S STRONG PERFORMANCE

                  Sales to export market reverse first quarter
                results and help to create 2.7 thousand new jobs

Perdigao ended the second quarter of 2003 with net sales of R$ 875.1 million, 37.8% above the previous quarter. Exports contributed significantly to this performance and were responsible for 48.9% of net sales, even considering the exchange rate appreciation.

"Shipping, mainly of higher value-added products, resulted in a 69.6% increase in our sales in the quarter and a 28.3% improvement in volume of exported meats", said Wang Wei Chang, the Company's Chief Financial Officer. Most of these products were purchased by Europe, the Middle East and the Far East, which recorded high growth. In the domestic market, sales grew 18.9%, reaching R$
566.3 million against R$ 476.3 million in the previous quarter. However, retraction in the Brazilian economy - resulting from the fall in real income and employment levels - contributed to a 12.4% reduction in the volume of meats sold, also impacting the consumption of higher value-added products Despite lower demand for more elaborated products and high costs of some raw materials, the Company was able to reverse the scenarios of the first quarter of the year and the second quarter of 2002.

Net income in the quarter was around R$ 20 million, compared to a loss of R$
15.3 million in the same period last year. In the half, net income was R$ 13.3 million against R$ 2.8 million in the same period last year. Net margin in the quarter was 2.3%, compared with a negative 2.4% in the previous quarter, while net margin in the half was 0.8% against 0.2% in the previous half.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$ 57.3 million in the quarter, corresponding to 6.5% of net sales. In the half, EBITDA was R$ 92.8 million, or 5.4% of net sales. While the domestic scenario was marked by lower employment levels in the quarter, Perdigao maintained its value recognition and development policy in the regions where it operates, continuing to create new jobs. In the last 12 months, 2,700 new positions were created at several units. The Company is currently one of the largest employers in Brazil, totaling 26,500 employees.

                                 DOMESTIC MARKET

Despite the retraction in the domestic market, the Company identified opportunities to expand and improve its mix through the launch of new products such as: gnocchi filled with ham and cheese, gnocchi with four cheeses in tomato sauce, cheese and vegetable quiche, turkey bologna sausage, chicken strips and smoked pork sausage steak. Under the Batavo brand, the Company introduced pizza with mozzarella and bacon, traditional cheese bread, and turkey bologna sausage.

The Company also entered into a partnership with Ati-Gel to produce in Brazil some products previously imported from Belgium, including broccoli, cauliflower, green beans, corn and mixed vegetables for its line of frozen vegetables, "Escolha Saudavel" (Healthy Choice).

                                   INVESTMENTS

In the quarter, R$ 18.7 million were invested to increase the capacity of slaughtering lines and processing, as well as to increase productivity and improve and expand the Rio Verde, state of Goias, sales branch. In 2003, accumulated investments totaled R$ 33.9 million.

                                  STOCK MARKET

Perdigao shares performed well in Brazil and abroad. In the domestic market, share trading volume rose by 66.7% in the quarter, resulting in a 12% price increase. In the US market, the ADR return was 38.5%, well above the Dow Jones Index (12.4%).

                                   ENVIRONMENT

The Company's environmental initiatives were recognized in two important awards
- Fritz Muller and Environmental Management - which were awarded by FATMA, from Santa Catarina and Environmental Agency, from Goias, respectively.